FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2011

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, March 1st, 2011

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Av. Bernardo O’Higgins 1449

Santiago

REF: MATERIAL INFORMATION

Dear Sir,

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rule No.30, and duly authorized by the Board of the Company for this purpose, I inform the Superintendency of the following material information:

The Board of the Company, at its ordinary meeting held on February 28, 2011, agreed to amend in advance the Dividend Policy for 2010 informed at the Ordinary Shareholders’ Meeting held on April 22, 2010. The amendment consists in reducing from 60% to 50% the percentage of the distributable net income as dividends attributable to the annual period ended on December 31st, 2010.

Accordingly, the Board will propose to the Ordinary Shareholders’ Meeting of Endesa Chile, to be held in April, 2011, to distribute a total dividend of Ch$32.52693 per share, which would represent a total distribution of Ch$266,777,897,101.  From this amount, the interim dividend of Ch$6.42895 per share, paid in January 2011, would be deducted.  Consequently, if this amendment is approved by the Ordinary Shareholders’ Meeting, the final dividend to be distributed to the shareholders will amount to Ch$26.09798 per share, which will be paid at a date yet to be determined by the Company.

Yours sincerely,

Joaquín Galindo Vélez Chief Executive Officer Endesa Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: March 1, 2011